NovaGold Resources Inc.
Consolidated Financial Statements
November 30, 2004, 2003 and 2002

NOVAGOLD RESOURCES INC. 2004

CONSOLIDATED FINANCIAL STATEMENTS
November 30, 2004, 2003 and 2002

MANAGEMENT'S RESPONSIBILITY FOR
FINANCIAL REPORTING

To the Shareholders of NovaGold Resources Inc.

The accompanying consolidated financial statements of the Company have been prepared by management in accordance with accounting principles generally accepted in Canada, and within the framework of the summary of significant accounting policies in these consolidated financial statements. Management is responsible for all information in the annual report. All financial and operating data in the annual report is consistent, where appropriate, with that contained in the consolidated financial statements.

A system of internal accounting control is maintained in order to provide reasonable assurance that assets are safeguarded and that transactions are properly recorded and executed in accordance with management’s authorization. This system includes established policies and procedures, the selection and training of qualified personnel, and an organization providing for appropriate delegation of authority and segregation of responsibilities.

The Audit Committee of the Board of Directors meets periodically with management and the Company’s independent auditors to review the scope and results of their annual audit and to review the consolidated financial statements and related financial reporting matters prior to submitting the consolidated financial statements to the Board of Directors for approval.

The consolidated financial statements have been audited on behalf of the shareholders by the Company’s independent auditors, PricewaterhouseCoopers LLP, in accordance with Canadian generally accepted auditing standards. The auditors’ report outlines the scope of their audit and their opinion on the consolidated financial statements.

[signed: Rick Van Nieuwenhuyse]

Rick Van Nieuwenhuyse
President & Chief Executive Officer

[signed: R. J. (Don) MacDonald]

R. J.(Don) MacDonald
Senior V.P. & Chief Financial Officer
February 18, 2005

AUDITOR'S REPORT

To the Shareholders of NovaGold Resources Inc.

We have audited the consolidated balance sheets of NovaGold Resources Inc. as at November 30, 2004 and 2003 and the consolidated statements of operations and deficit and cash flows for the years ended November 30, 2004, 2003 and 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at November 30, 2004 and 2003 and the results of its operations and its cash flows for the years ended November 30, 2004, 2003 and 2002 in accordance with Canadian generally accepted accounting principles.

[signed: PricewaterhouseCoopers LLP]

Chartered Accountants
Vancouver, British Columbia
February 18, 2005

Comments by Auditors for U.S. Readers on Canada-U.S. Reporting Difference

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when there are changes in accounting principles that have a material effect on the comparability of the company's financial statements, such as the changes described in note 2 to the financial statements. Our report to the shareholders dated February 18, 2005 is expressed in accordance with Canadian reporting standards which do not require a reference to such a change in accounting principles in the auditors' report when the change is properly accounted for and adequately disclosed in the financial statements.

[signed: PricewaterhouseCoopers LLP]

Chartered Accountants
Vancouver, British Columbia
February 18, 2005

NOVAGOLD RESOURCES INC. 2004

CONSOLIDATED BALANCE SHEETS
November 30, 2004 and 2003

	in thousands of Canadian dollars
	2004	2003
	$	$
Assets
Current assets
Cash and cash equivalents	56,142	59,747
Restricted cash	469	54
Accounts receivable	192	189
Amounts receivable from related party (note 12(b))	13	13
Inventory	39	99
Deposits and prepaid amounts	1,174	733
	58,029	60,835

Accounts and officer loan receivable (note 12(b))	710	215
Land	1,757	1,683
Property, plant and equipment (note 4)	1,131	660
Mineral properties and related deferred costs (note 6)	147,126	36,330
Investments (note 5)	1,641	130
Reclamation deposit (note 8(b))	105	105
	210,499	99,958

Liabilities
Current liabilities
Accounts payable and accrued liabilities	6,867	4,560
Loan payable (note 7)	200	200
Reclamation payable (note 8)	899	1,136
	7,966	5,896
Officer loan payable (note 12(b))	204	215
Deferred tenant inducements	-	119
Deferred income	21	-
Provision for reclamation costs (note 8)	536	536
Minority interest (note 3)	-	9,130
Future income taxes (note 3)	30,262	-
	38,989	15,896
Shareholders' equity
Share capital - no par value (note 9)
Authorized 1,000,000,000 common shares and 10,000,000 preferred shares
Issued 65,702,193 common shares (2003 - 53,026,814)	247,511	157,475
Contributed surplus	820	820
Stock-based compensation (note 9(d))	5,811	23
Deficit	(82,632)	(74,256)
	171,510	84,062
	210,499	99,958

Nature of operations (note 1)
Commitments and contingencies (note 11)
(See accompanying notes to consolidated financial statements)

[signed: Rick Van Nieuwenhuyse]	Director	[signed: James Philip]	Director
Approved by the Board of Directors

NOVAGOLD RESOURCES INC. 2004

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
For the years ended November 30, 2004, 2003 and 2002

	in thousands of Canadian dollars, except for per share amounts
	2004	2003	2002
	$	$	$

Revenue
Land, gravel, gold and other revenue	2,462	1,246	2,124
Interest income	1,289	346	196
	3,751	1,592	2,320
Cost of sales	282	333	238
	3,469	1,259	2,082

Expenses and other
Corporate development and communication	771	772	1,425
Exploration	-	120	39
Foreign exchange (gain) loss	(56)	1,111	(303)
Gain on settlement of convertible royalty	-	-	(105)
General and administrative	2,263	1,834	1,271
Mineral property recovery in excess of costs	(109)	-	-
Professional fees	851	836	1,401
Stock-based compensation (note 9(d))	5,788	23	-
Wages and benefits	2,203	1,927	898
Write-down of mineral properties	250	1,586	913
Write-down of investments	-	105	-
	11,961	8,314	5,539

Loss from equity investment (note 3)	-	(36)	-
Minority interest (note 3)	116	138	-

Loss for the year	(8,376)	(6,953)	(3,457)
Deficit - Beginning of year	(74,256)	(67,303)	(63,846)
Deficit - End of year	(82,632)	(74,256)	(67,303)

Loss per share (note 10)
Basic and diluted	(0.14)	(0.14)	(0.10)
Weighted average number of shares	59,160,082	48,683,103	35,929,200
(See accompanying notes to consolidated financial statements)

NOVAGOLD RESOURCES INC. 2004

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended November 30, 2004, 2003 and 2002

	in thousands of Canadian dollars
	2004	2003	2002
	$	$	$
Cash flows from (used in) operating activities
Loss for the year	(8,376)	(6,953)	(3,457)
Items not affecting cash
Accretion of interest on convertible instruments	-	-	62
Amortization	210	158	275
Foreign exchange (gain) loss	(56)	773	60
Gain on settlement of convertible royalty	-	-	(105)
Loss from equity investment	-	36	-
Mineral property recovery in excess of cost	(109)	-	-
Minority interest	(116)	(138)	-
Stock-based compensation	5,788	23	-
Write-down of mineral properties	250	1,586	913
Write-down of investments	-	105	-
	(2,409)	(4,410)	(2,252)
Net change in non-cash working capital
(Increase) decrease in accounts receivable, deposits and prepaid amounts	(433)	1,517	(1,564)
(Increase) decrease in inventory	60	(7)	(81)
Increase (decrease) in accounts payable and accrued liabilities	(426)	(2,102)	2,460
	(3,208)	(5,002)	(1,437)
Cash flows from financing activities
Proceeds from issuance of common shares - net	25,925	46,071	36,734
Repayment of convertible royalty	-	-	(1,139)
	25,925	46,071	35,595
Cash flows used in investing activities
Acquisition of property, plant and equipment	(800)	(612)	(229)
Acquisition of subsidiary (note 3)	-	(2,213)	-
Cash acquired with subsidiary (note 3)	-	1,504	-
Financing of subsidiary (note 3)	-	7,048	-
Expenditures on land improvements	(74)	-	-
Expenditures on mineral properties and related deferred costs - net	(25,909)	(7,296)	(13,964)
Increase in accounts payable and accrued liabilities	2,506	679	-
Increase in restricted cash	(415)	(54)	-
Increase in accounts receivable	(506)	-	-
Investments	(1,180)	-	-
Tenant inducements	-	119	-
	(26,378)	(825)	(14,193)
Effect of exchange rate changes on cash and cash equivalents	56	(884)	-
Increase (decrease) in cash and cash equivalents during the year	(3,605)	39,360	19,965
Cash and cash equivalents - Beginning of year	59,747	20,387	422
Cash and cash equivalents - End of year	56,142	59,747	20,387
Supplemental cash flow information (note 15)

(See accompanying notes to consolidated financial statements)

NOVAGOLD RESOURCES INC. 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2004, 2003 and 2002

1.       NATURE OF OPERATIONS

The Company is a natural resource company engaged in the exploration and development of gold properties in North America. Since 1998, the Company has assembled a portfolio of mineral properties in Alaska, British Columbia and the Yukon Territory.

The Company is in the process of exploring its mineral properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The amounts shown as mineral properties and related deferred costs represent costs net of recoveries to date, less amounts written off, and do not necessarily represent present or future values. The recoverability of amounts shown for mineral properties and related deferred costs is dependent upon the discovery of economically recoverable reserves, securing and maintaining title and beneficial interest in the properties, the ability of the Company to obtain necessary financing to continue operations and to complete the development and upon future profitable production or proceeds from the disposition thereof.

Management believes that the Company will be able to meet its minimum operating and capital commitments in the upcoming year from existing working capital. The Company has ongoing sand and gravel resource revenues and intends to develop and sell its land in the Nome, Alaska area. The Company will periodically have to raise additional funds to complete its exploration and future development and, while it has been successful in doing so in the past, there can be no assurance that it will be able to do so in the future.

2.    ACCOUNTING POLICIES

Basis of presentation

These consolidated financial statements include the accounts of NovaGold Resources Inc. and its material wholly owned subsidiaries, NovaGold Canada Inc. (formerly SpectrumGold Inc.), Alaska Gold Company and NovaGold Resources Alaska, Inc. All inter-group transactions are eliminated on consolidation.

The consolidated accounts have been prepared using accounting principles generally accepted in Canada. As described in note 16, these principles differ in certain material respects from accounting principles generally accepted in the United States.

Revenue recognition

Revenue from land sales is recognized when title passes to the purchaser. Gravel revenue is recognized upon shipment when title passes to the purchaser. Lease and rental revenue is recognized as services are rendered. Gold royalties and incidental gold production revenues earned from third party placer mining activities carried out on the Company's sand and gravel resource properties are recognized as revenue when the amounts are determinable and collectible and title to the gold has transferred to the Company. Pre-production revenues from mineral properties are applied to reduce the carrying cost of the related property.

Cash and cash equivalents

Cash and cash equivalents consist of cash on deposit with banks and highly liquid short term interest bearing investments with maturities of less than 90 days from the original date of acquisition. Certain cash is held in restricted accounts to support future reclamation work.

Interest from cash and cash equivalents is recorded on an accrual basis.

Inventories

Gold received from placer mining activities is recorded in revenues at fair market value. This gold may be held in inventory and the inventory value is deducted directly from gold revenues when the gold is finally sold. Inventories of gold received from third parties are valued at the lower of recorded value and net realizable value.

Property, plant and equipment

Property, plant and equipment are recorded at cost. Amortization of heavy machinery and equipment and office furniture and equipment is calculated on a straight-line basis at annual rates of 30% and 20%, respectively.

Investments

The Company accounts for its investments in shares of other resource companies as long-term investments. They are recorded at cost unless an other-than-temporary decline in value has been determined, in which case they are written down to market value.

Land and gravel resources

Land is recorded at cost, and at the time of acquisition, cost was allocated to each of the identifiable parcels of land on a pro rata basis in accordance with that parcel's estimated value as a percentage of the value of the entire parcel acquired. Cost of sales is determined on the basis of the allocated costs. The costs of the remaining unsold parcels of land are

NOVAGOLD RESOURCES INC. 2004

2.    ACCOUNTING POLICIES (CONT.)

reviewed regularly to determine if impairment exists, and if impairment is determined the costs would be written down to fair value. To date, there have been no charges for impairment. Property taxes are charged as a current expense in the statement of operations and deficit.

Gravel property is recorded at cost and is being amortized at the straight-line rate of 10% per year, which is estimated to approximate the useful life of the estimated resources.

Mineral properties and related deferred costs

The Company records its interest in mineral properties at cost. Exploration expenditures relating to properties that have resources or significant mineralization requiring additional exploration are deferred and will be amortized against future production following commencement of commercial production, or written off if the properties are sold, allowed to lapse, or abandoned.

Management of the Company reviews and evaluates the carrying value of each mineral property for impairment when events or changes in circumstances indicate that the carrying amounts of the related asset may not be recoverable. If the total estimated future cash flows on an undiscounted basis are less than the carrying amount of the asset, an impairment loss is measured and assets are written down to fair value which is normally the discounted value of future cash flows. Where estimates of future net cash flows are not available and where other conditions suggest impairment, management assesses whether carrying value can be recovered by considering alternative methods of determining fair value. When it is determined that a mineral property is impaired it is written down to its estimated fair value in accordance with the Canadian Institute of Chartered Accountants (CICA) Handbook Section 3063 “Impairment of Long-Lived Assets”.

Management's estimates of mineral prices, recoverable proven and probable reserves, and operating, capital and reclamation costs are subject to certain risks and uncertainties that may affect the recoverability of deferred mineral property costs. Although management has made its best estimate of these factors, it is possible that material changes could occur which may adversely affect management's estimate of the net cash flows to be generated from its properties.

The acquisition of title to mineral properties is a detailed and time-consuming process. The Company has taken steps, in accordance with industry standards, to verify mineral properties in which it has an interest. Although the Company has made efforts to ensure that legal title to its properties is properly recorded in the name of the Company, there can be no assurance that such title will ultimately be secured.

Mineral property option and royalty agreements

Option payments and certain royalties are exercisable at the discretion of the optionee and, accordingly, are accounted for on a cash basis. Option payments received are treated as a reduction of the carrying value of the related mineral property and related deferred costs until the Company's option and royalty payments received are in excess of costs incurred and are then credited to income.

Reclamation costs

Effective December 1, 2002, the Company prospectively adopted the new standard of the Canadian Institute of Chartered Accountants (CICA) relating to asset retirement obligations. Under this new standard, asset retirement obligations are recognized when incurred and recorded as liabilities at fair value. Under the standard the liability is accreted over time through periodic charges to earnings. A corresponding increase to the carrying amount of the related asset is recorded and depreciated over the life of the asset. The implementation of this standard was not material to the Company.

Income taxes

The Company uses the liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting bases of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes. Future income tax assets are evaluated and if realization is not considered more likely than not, a valuation allowance is provided.

Translation of foreign currencies

Foreign operations are integrated with the parent company and, consequently, the financial statements of foreign subsidiaries are translated into Canadian currency using the temporal method.

Monetary assets and liabilities are translated at the exchange rate in effect at the balance sheet date and non-monetary assets and liabilities at the exchange rates in effect at the time of acquisition or issue. Revenues and expenses are translated at rates approximating exchange rates in effect at the time of the transactions. Exchange gains or losses arising on translation are included in income or loss for the year.

Loss per share

Loss per common share is calculated based on the weighted average number of common shares outstanding during the year. The

NOVAGOLD RESOURCES INC. 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2004, 2003 and 2002

2.    ACCOUNTING POLICIES (CONT.)

Company follows the “treasury stock” method in the calculation of diluted earnings per share. Since the Company has losses the exercise of outstanding stock options and warrants has not been included in this calculation as it would be anti-dilutive.

Financial instruments

The fair values of the Company's monetary assets and liabilities approximate their carrying values except for the loan payable and interest accrued to the Province of New Brunswick (note 7) and the officer loan receivable and payable (note 12(b)), the fair value of which cannot be determined.

Stock-based compensation

The Company has a stock option plan which is described in note 9(d). Effective December 1, 2003 the Company prospectively adopted the new recommendations for accounting for stock options as required by CICA Handbook section 3870 Stock-based Compensation and other Stock-based Payments (CICA 3870). CICA 3870 establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. It applies to transactions, including, non-reciprocal transactions, in which an enterprise grants shares of common stock, stock options, or other equity instruments, or incurs liabilities based on the price of common stock or other equity instruments.

Compensation expense for options and warrants granted is determined based on estimated fair values of the options and warrants at the time of grant, the cost of which is recognized over the vesting period of the respective options and grants.

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions of future events that affect the reported amount of assets and liabilities and disclosure of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Significant estimates include the recoverable amounts of land and gravel resource, mineral properties and the provision for reclamation costs. Actual results could differ materially from those reported.

3.     BUSINESS ACQUISITION

On July 15, 2004, the Company completed the business combination of SpectrumGold Inc. (SpectrumGold) by amalgamating SpectrumGold with the Company's wholly owned subsidiary, NovaGold Canada Inc. (NovaGold Canada) and begun consolidating all of its income and losses. SpectrumGold is an exploration company with assets located in British Columbia and Yukon

Under the plan of arrangement the Company acquired all of the approximately 45% of the common shares of SpectrumGold not previously held by the Company in exchange for shares at a ratio of 1 share of the Company for each 1.35 shares of SpectrumGold. On July 15, 2004 the Company issued 8,573,518 common shares to SpectrumGold shareholders to acquire the remaining interest at a price of $6.41 per share, being the market price at the date the proposed arrangement was announced. The Company also assumed existing SpectrumGold stock options, warrants and a property option under which 1,634,072, 74,074, and 222,222 of the Company's shares may be issued to the holders, respectively. The Company assumed that the warrants would be exercised during the year and thus included the share issuance for the warrants as part of the purchase price. The warrants were subsequently fully exercised as expected. The Company intends to issue shares as part of the property option which will be valued at the stock price on the date of issuance.

The fair value of the stock options was calculated using the Black-Scholes model and amounted to $9,025,000. The following assumptions were used in the calculation:

Average risk-free interest rate	2.4%
Expected life	2.2 years
Expected volatility	84%
Expected dividend yield	Nil

NOVAGOLD RESOURCES INC. 2004

3.     BUSINESS ACQUISITION (CONT.)

The transaction was accounted for using the purchase method which requires the tax effects of differences between the assigned values and their tax bases to be recognized in future income taxes and allocated to the cost of purchase. An excess of consideration over book value acquired amounting to $84,958,000, including a deferred taxation provision of $30,262,000, has been allocated to the Galore Creek mineral property as follows:

in thousands of Canadian dollars
$

Purchase Price
Shares issued	54,956
Share warrants assumed	130
Stock options assumed	9,025

Total cost of the acquisition	64,111

Assets acquired and tax effected
Minority interest in net assets	9,415
Mineral properties	84,958
Future income taxes	(30,262)

A total of $63,344,000, net of $767,000 costs associated with the acquisition, was recorded in the Company's capital stock.

On June 30, 2003, the Company acquired a 42.86% interest in SpectrumGold pursuant to an agreement whereby the Company contributed mineral properties located in the Yukon and cash of $500,000 in exchange for 6,000,000 common shares or 42.86% of SpectrumGold. The Company accounted for this investment using the equity method from this date until it acquired a controlling interest on August 12, 2003.

On August 12, 2003, the Company acquired an additional 16.31% for a total of 59.17% interest in SpectrumGold by purchasing 2,284,425 shares for cash of $1,713,000 from Quest Capital Corporation (Quest). This acquisition was accounted for using the purchase method and the results of operations for SpectrumGold are included in the Company's consolidated financial statements from this date.

On October 8, 2003, the Company acquired an additional 8.17% for a total of 67.34% interest in SpectrumGold by purchasing 3,500,000 shares for cash of $2,625,000 directly from SpectrumGold.

In June 2003, SpectrumGold indirectly completed a special warrant financing for 3,383,500 special warrants at $0.40 per special warrant.

The $1,353,400 received from the financing was held in escrow and reflected in SpectrumGold's financial statements as both a current asset and current liability, subject to release of the funds to SpectrumGold under certain conditions. Among the conditions of financing, the funds would be released to SpectrumGold automatically if SpectrumGold was listed on a Canadian stock exchange by a fixed date. SpectrumGold was listed on the Toronto Stock Exchange on October 27, 2003 and the funds were released at that time and 3,383,500 shares of SpectrumGold were issued to special warrant holders reducing the Company's interest in SpectrumGold to 56.43% .

On November 21, 2003, SpectrumGold completed a private financing and issued 2,000,000 common shares for proceeds of $5,695,000, net of share issuance costs of $505,000. Contemporaneously, the Company acquired an additional 2,080,000 shares at $3.10 per share and 500,000 shares at $3.45 per share for total cash of $8,173,000 and maintained 56.41% ownership in SpectrumGold.

NOVAGOLD RESOURCES INC. 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2004, 2003 and 2002

3.     BUSINESS ACQUISITION (CONT.)

The values assigned to the net assets acquired at August 12, 2003 are as follows:

in thousands of Canadian dollars
$

Cash and restricted cash	2,857
Other receivables	27
Mineral properties	2,290
Restricted cash	(1,353)
Amounts payable	(379)
Net assets acquired	3,442

Additional investments made in SpectrumGold resulted in an additional net fair value adjustment of $813,000 for a total fair value adjustment of $1,955,000 allocated to the Galore Creek property in the year ended November 30, 2003.

4.     PROPERTY, PLANT AND EQUIPMENT

		in thousands of Canadian dollars
			2004

		Accumulated
	Cost	amortization	Net
	$	$	$
Heavy machinery and equipment	1,079	309	770
Office furniture and equipment	511	150	361
Leasehold improvements	-	-	-
Gravel resource	740	740	-
	2,330	1,199	1,131

			2003
		Accumulated
	Cost	amortization	Net
	$	$	$
Heavy machinery and equipment	364	150	214
Office furniture and equipment	367	127	240
Leasehold improvements	153	13	140
Gravel resource	740	674	66
	1,624	964	660

Amortization expense for property, plant and equipment during 2004 was $210,000 (2003: $158,000) and gravel amortization of $66,000 (2003: $74,000) was recorded as a cost of sales.

NOVAGOLD RESOURCES INC. 2004

5.     INVESTMENTS

	2004	2003
	$	$

3,921,568 shares of Pioneer Metals, purchased as part of the option
on the Grace property. (market value - $1,255,000)	1,000	-

837,500 shares of TNR Gold Corp, formerly TNR Resources
Ltd.(TNR), received as part of options on the Rock Creek
and Shotgun properties. (market value - $276,000)	308	85

600,000 shares of Eagle Plains Resources Ltd., purchased as part of
the option on the Copper Canyon property. (market value - $402,000)	180	-

Other investments	154	45

	1,641	130

During the year, the Company received 587,500 shares of TNR with a value of $222,000 as part of the option agreement on the Shotgun property.

At November 30, 2002, the Company held 1,000,000 shares of TNR with a cost of $190,000. During 2003, TNR consolidated their shares on a 4:1 basis and changed their name to TNR Gold Corp. After the consolidation, the Company held 250,000 shares of TNR Gold Corp. with a value of $85,000. The reduction in share price resulted in a permanent write-down of $105,000 to the investment in 2003.

Included in other investments is an investment of 1,000,000 shares of New Island Resources Inc. with a quoted market value of $80,000 and a carrying value of $40,000 and 120,000 shares of Canadian Gold Hunter Corp. with a quoted market value of $67,000 and a carrying value of $109,000.

Also included within other investments is an investment of 126,625 shares (cost - $5,000; market value - $253,000) in Etruscan Resources Incorporated (Etruscan). The Province of New Brunswick holds the Company's shares of Etruscan pending the settlement of outstanding mining taxes aggregating $366,000 (2003 - $366,000).

NOVAGOLD RESOURCES INC. 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2004, 2003 and 2002

6.     MINERAL PROPERTIES AND RELATED DEFERRED COSTS

For the year ended November 30, 2004:
			in thousands of Canadian dollars
			Option receipt	(1)
	Balance -		Adjustment	(2)	Balance -
	November 30,		Tax Recovery	(3)	November 30,
	2003	Expenditures	Write-down	(4)	2004
	$	$	$		$

Alaska, USA
Donlin Creek	17,419	2	-		17,421
Rock Creek	8,695	5,375	-		14,070
Shotgun	4,281	-	(222)	(1)	4,059
Ambler	4	2,367	-		2,371
Big Hurrah	177	612	-		789
Nome Gold	142	54	-		196
Other	-	267	-		267

Yukon and British Columbia, Canada
Galore Creek (note 3)	3,019	16,741	84,958	(2)	104,388
			(330)	(2)(3)
Copper Canyon	1	784	-		785
Brewery Creek	1,127	464	(32)	(3)	1,559
McQuesten	1,386	71	(116)	(3)	1,091
			(250)	(4)
Other	79	51	-		130

	36,330	26,788	84,008		147,126

NOVAGOLD RESOURCES INC. 2004

6.     MINERAL PROPERTIES AND RELATED DEFERRED COSTS (CONT.)

For the year ended November 30, 2003:
			in thousands of Canadian dollars
			Option receipt	(1)
	Balance -		Adjustment	(2)	Balance -
	November 30,		Tax Recovery	(3)	November 30,
	2002	Expenditures	Write-down	(4)	2003
	$	$	$		$

Alaska, USA
Donlin Creek	17,384	1,417	(1,382)	(2)	17,419
Rock Creek	3,142	5,553	-		8,695
Shotgun	4,260	46	(25)	(1)	4,281
Ambler	-	4	-		4
Big Hurrah	-	177	-		177
Nome Gold	55	87	-		142
North Donlin	84	-	(84)	(4)	-

Yukon and British Columbia, Canada
Galore Creek	-	1,064	1,955	(2)	3,019
Brewery Creek	-	1,127	-		1,127
Harlan	689	1	(657)	(4)	33
Klondike	92	1	(88)	(4)	5
McQuesten	902	484	-		1,386
Sprogge	795	1	(758)	(4)	38
Other	-	4	-		4

	27,403	9,966	(1,039)		36,330

a)	Donlin Creek, Alaska

On July 14, 2001, the Company signed an agreement with Placer Dome U.S. Inc. (Placer Dome) to acquire a 70% interest in the Donlin Creek gold deposit located in southwest Alaska.

i)
Under the terms of the agreement, the Company could earn a 70% interest in the project by expending at least US$10 million over a 10-year period from the date of the agreement. On November 13, 2002, the Company completed the required expenditures and earned a 70% interest in the Donlin Creek gold deposit, and a joint venture between the Company and Placer Dome was effectively established as of that date. The project is subject to underlying surface and sub-surface leases. Under the sub-surface lease, the lessor, the Calista Corporation, has a net smelter royalty of 1.5%, increasing to 4.5% after the earlier of payback or five years of production, subject to certain annual advance minimum royalties. Calista Corporation also has a one-time right to elect, within 90 days of delivery of a bankable feasibility study, to acquire a 5% to 15% participating interest in the project by reimbursing its elected share

NOVAGOLD RESOURCES INC. 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2004, 2003 and 2002

6.     MINERAL PROPERTIES AND RELATED DEFERRED COSTS (CONT.)

of capitalized costs spent on the project to that date by the Company and Placer Dome.

ii)
On February 10, 2003, Placer Dome elected to exercise an option to earn an additional 40% interest from the Company, for a total of 70%, in the Donlin Creek project by spending three times the Company's expenditures to November 13, 2002 toward project development (a total of US$31.9 million), completing a project feasibility study, and making a positive decision to construct a mine at Donlin Creek to produce not less than 600,000 ounces of gold per year, all before November 14, 2007.

Under this option, Placer Dome will not earn any incremental interest in the project, above the 30% level, until, and unless, all of the above conditions are met before November 14, 2007. The Company is not required to contribute any additional funding until Placer Dome completes the US$31.9 million expenditure, and at the Company's election, Placer Dome is required to assist the Company with financing for the Company's share of construction costs.

b)	Rock Creek, Alaska

As part of its acquisition of Alaska Gold Company (Alaska Gold), the Company acquired a 100% interest in patented mineral claims surrounding the city of Nome, Alaska. By agreement dated July 13, 1999 and superseded by agreement dated March 13, 2002, the Company increased its land position by entering into a five-year option with Golden Glacier Inc. to acquire its sublease with the Bering Straits Native Corporation. The agreement calls for annual property payments ranging from US$0.02 million to US$0.03 million and annual work commitments ranging from US$0.05 million to US$0.15 million. This land package contains two known areas of interest - Rock Creek and part of the Nome Gold Project.

The Company entered into an agreement dated June 1, 2002 with TNR whereby TNR could earn a 49.9% interest in the Rock Creek project by paying US$0.05 million to the Company, issuing 500,000 shares to the Company, of which 500,000 (pre-consolidation 4:1) were issued, and expending US$0.95 million by May 31, 2003, US$3 million by May 31, 2004 and US$6 million by May 31, 2005. On April 23, 2003, TNR elected to terminate its right to earn an interest in the Rock Creek project and the project is being advanced on a 100% basis by the Company.

c)	Nome Gold, Alaska

The Company owns a large area of the coastal plain adjacent to the city of Nome that is underlain by unconsolidated sand and gravel deposits containing alluvial gold.

d)	Galore Creek, British Columbia

On July 31, 2003, NovaGold Canada entered into an option agreement with QIT-Fer et Titane Inc. (a subsidiary of Rio Tinto plc), and Hudson Bay Mining and Smelting Co., Ltd (a subsidiary of Anglo American plc) to acquire the Galore Creek gold-silver-copper deposit located in north-western British Columbia. Under the option, NovaGold Canada can acquire a 100% interest in the project by completing a pre-feasibility study, expending up to US$0.2 million on remediation work on the property, and making payments to the parties totaling US$20.3 million over an eight-year period. Payments of US$150,000 have been made and subsequent payments are due, on or before October 26 of each year, as follows: 2004 - US$0.1 million; 2005 - US$0.15 million; 2006 - US$7.5 million; 2007 to 2011 - US$2.5 million per year.

Effective October 1, 2003, NovaGold Canada entered into an agreement to acquire up to an 80% interest in the Copper Canyon gold-silver-copper property adjoining the Galore Creek project. NovaGold Canada has an option to acquire a 60% interest in the project by completing $3 million in exploration expenditures over four years and issuing 296,296 shares of NovaGold of which 74,074 shares were issued on February 26, 2004 upon execution of the formal earn-in agreement and 74,074 shares are to be issued on each of the next three anniversary dates thereafter. NovaGold Canada may earn an additional 20% interest in the project for a total of 80% by paying Eagle Plains Resources Ltd. (Eagle Plains) $1 million and completing a feasibility study on the project by no later than the eighth anniversary of the final earn-in agreement. NovaGold Canada, until it has completed its earn in, will be responsible for 100% of the payments to the underlying property owner. Under the underlying agreement the property owner is selling his interest for total payments of $250,000 and cumulative exploration expenditures of $500,000 to be made by May 30, 2008, subject only to retaining a 2% net smelter royalty after these payments are made. Once commercial production commences NovaGold Canada has a right to purchase 50% of the net smelter royalty for $1 million and an additional 25% of the net smelter royalty for a further $1 million.

NOVAGOLD RESOURCES INC. 2004

7.     LOAN PAYABLE

A loan with a principal amount of $200,000 (2003 - $200,000) is payable to the Province of New Brunswick and bears interest at a rate of 10.7% per annum. The loan was made to Murray Brook Resources Inc. and is guaranteed by the Company. The loan was repayable in 1993, however, no payments have been made on this loan.

8.     PROVISION FOR RECLAMATION COSTS

	in thousands of Canadian dollars
	2004	2003
	$	$

Current
Galore Creek	236	260
Murray Brook	80	80
Nome Gold	583	796
	899	1,136
Long Term
Nome Gold	536	536
	536	536

a)	Galore Creek

Under the Galore Creek option agreement, the Company is required to spend $260,000 in reclamation and remediation work on the property. The Company anticipates that the remainder of the work will be carried out before November 30, 2005.

b)	Murray Brook

As at November 30, 2004, the Company had reclamation deposits with the Province of New Brunswick totalling $105,000 (2003 - $105,000). Management estimates that the remaining accrual of $80,000 adequately provides for future reclamation costs of the site.

c)	Nome Gold

The Company recorded a provision of $1.4 million for future reclamation of its land holdings in Nome, Alaska when it acquired Alaska Gold Company. The provision was originally determined by internal cost estimates of the prior owners of Alaska Gold and was confirmed by third parties. Reclamation work was carried out in 2004 and the accrual reduced to $1.1 million. The Company anticipates that the long term portion will be incurred in two years time and that discounting the cash flows will have no material affect. Actual reclamation costs could differ materially from these estimates.

NOVAGOLD RESOURCES INC. 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2004, 2003 and 2002

9.     SHARE CAPITAL

Authorized
1,000,000,000 common shares, no par value
10,000,000 preferred shares issuable in one or more series	in thousands of Canadian dollars
	Number of	Ascribed
Issuance of common shares	shares	value
		$

Balance at November 30, 2001	29,966,682	74,394
Issued in 2002
For cash pursuant to private placements ((a) below)	8,253,040	31,551
For cash and to finance the conversion of convertible royalty ((b) below)	319,543	1,192
For cash pursuant to option agreements ((d) below)	2,220,300	1,955
For cash pursuant to warrant agreements ((c) below)	1,695,250	2,036
In settlement of commitments	40,000	6
Release of common stock pledged as loan security	-	270

Balance at November 30, 2002	42,494,815	111,404
Issued in 2003
For cash pursuant to private placements ((a) below)	7,000,000	33,088
For cash pursuant to option agreements ((d) below)	1,137,000	2,205
For cash pursuant to warrant agreements ((c) below)	2,394,999	10,778

Balance at November 30, 2003	53,026,814	157,475
Issued in 2004
For cash pursuant to private placements ((a) below)	1,980,200	18,900
For cash pursuant to option agreements ((d) below)	1,299,685	2,718
For cash pursuant to warrant agreements ((c) below)	821,976	5,074
Acquisition of SpectrumGold Inc. (note 3)	8,573,518	63,344

Balance at November 30, 2004	65,702,193	247,511

a)	Private Placements

i)
On October 28, 2004, the Company issued by way of private placement 1,980,200 flow-through common shares at $10.10 per flow-through common share for net proceeds of $18,900,000. Certain directors and employees of the Company purchased 79,600 flow-through common shares. In addition, 99,010 warrants were issued to the agents as part of this private placement.

ii)
On October 1, 2003, the Company issued by way of private placement 7,000,000 units at $5.00 per unit for net proceeds of $33,088,000; each unit was comprised of one common share and one-half of a common share purchase warrant. Each whole warrant entitles the holder to acquire one common share of the Company at a price of $7.00 on or before October 1, 2008.

NOVAGOLD RESOURCES INC. 2004

9.     SHARE CAPITAL (CONT.)

iii)
On September 19, 2002, the Company issued 2,958,040 units at $5.10 per unit for net proceeds of $14,130,000; each unit was comprised of one common share and one-half share purchase warrant. One full share purchase warrant entitled the holder to acquire one common share of the Company at a price of $6.50 on or before March 20, 2004. In addition, 147,902 warrants were issued to the agents as part of this private placement.

iv)
On April 18, 2002, the Company issued 5,295,000 units at $3.50 per unit for net proceeds of $17,421,000; each unit was comprised of one common share and one-half share purchase warrant. One full share purchase warrant entitled the holder to acquire one common share of the Company at a price of $4.50 on or before October 19, 2003.

b)	Convertible debt instrument

As part of the March 26, 1999 purchase agreement to acquire Alaska Gold Company from Mueller Industries Inc. (Mueller), the Company granted a 10% net proceeds royalty on all placer gold production to a maximum of US$1 million.

Mueller had the right to convert the total unpaid balance of the net proceeds royalty to free trading common shares at any time based upon the ten day average trading price immediately preceding the date that notice is given. On February 18, 2002, the Company entered into an agreement with Mueller to settle the convertible royalty payable for US$750,000 financed by a private placement of 319,543 common shares of the Company in May 2002.

c)	Share purchase warrants

A summary of the Company's share purchase warrants at November 30, 2004, 2003 and 2002, and the changes for the years then ended, is presented below:

		2004		2003		2002

		Weighted		Weighted		Weighted
	Number of	average	Number of	average	Number of	average
	warrants	exercise price	warrants	exercise price	warrants	exercise price
		$		$		$
Balance outstanding -
Beginning of year	5,126,922	6.82	4,271,922	5.23	1,692,750	1.20
Granted	173,084	7.77	3,500,000	7.00	4,274,422	5.23
Exercised	(821,976)	6.17	(2,394,999)	4.50	(1,695,250)	1.20
Cancelled/expired	(879,020)	6.50	(250,001)	4.50	-	-

Balance outstanding -
End of year	3,599,010	7.09	5,126,922	6.82	4,271,922	5.23

NOVAGOLD RESOURCES INC. 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2004, 2003 and 2002

9.     SHARE CAPITAL (CONT.)

Share purchase warrants outstanding at November 30, 2004:

			Weighted
		Weighted	average
	Number	average	remaining
	outstanding	exercise price	contractual
Prices	& exercisable	$	life (years)

$ 7.00	3,500,000	7.00	3.92
$ 10.10	99,010	10.10	0.92
	3,599,010	7.09	3.80

d)	Stock options

The Company has a stock option plan providing for the issuance of up to 9,000,000 options, whereby the Company may grant options to its directors, officers, employees and service providers. The exercise price of each option cannot be lower than the market price of the shares at the date of grant of the option. The number of shares optioned to any single optionee may not exceed 5% of the issued and outstanding shares at the date of grant. The options are exercisable immediately for a 10-year period from the date of grant or may be exercisable 1/3 at grant date, 1/3 at the first anniversary date and 1/3 at the second anniversary date for a 10-year period from the date of grant.

For the year ended November 30, 2004 the Company has recognized a stock-based compensation charge of $5,788,000 for options granted to directors, employees and non-employees in accordance with CICA 3870 which the Company has applied prospectively to grants on or after December 1, 2003.

For the year ended November 30, 2003 the Company recognized a stock-based compensation charge of $23,000 for options granted to non-employees. As permitted by CICA 3870, the Company had elected for the year ended November 30, 2003 not to apply fair value accounting and to measure the compensation cost using the intrinsic value method for awards of stock options to employees and directors under the Company's stock-based compensation plan. Had the Company determined compensation costs based on the fair value method of accounting for stock-based compensation for all stock options granted in 2003, the Company's 2003 net loss of $6,953,000 and loss per share of $0.14 would have been increased to the pro forma net loss of $10,658,000 and loss per share of $0.22.

The fair value of options recognized in the consolidated statements of operations and deficit, have been estimated using an option pricing model. Assumptions used in the pricing model for the year are as provided below.

	2004	2003
Average risk-free interest rate	3.03% - 3.31%	3.62% - 4.20%
Expected life	2.18 years	5.0 years
Expected volatility	81% - 85%	75%
Expected dividends	Nil	Nil

NOVAGOLD RESOURCES INC. 2004

9.     SHARE CAPITAL (CONT.)

A summary of the Company's stock option plan at November 30, 2004, 2003 and 2002, and changes during the years ended on those dates, is as follows:

		2004		2003		2002

		Weighted		Weighted		Weighted
		average		average		average
	Number	exercise price	Number	exercise price	Number	exercise price
		$		$		$
Balance - Beginning of year	3,743,000	2.79	3,300,000	2.16	3,762,800	0.80
Granted	1,860,000	6.62	1,655,000	3.53	1,870,000	3.37
Granted	1,634,072	1.01	-	-	-	-
Exercised	(1,299,685)	2.09	(1,137,000)	1.94	(2,220,300)	0.88
Expired	-	-	(75,000)	4.35	(112,500)	1.64

Balance - End of year	5,937,387	3.58	3,743,000	2.79	3,300,000	2.16

As part of the business acquisition of SpectrumGold Inc. (note 3) the Company assumed stock options previously granted by SpectrumGold. The Company issued 1,634,072 stock options at a grant price of $1.0125.

The following table summarizes information about the stock options outstanding and exercisable at November 30, 2004:

			Weighted
		Weighted	average
	Number	average	remaining
	outstanding	exercise price	contractual
Range of prices	& exercisable	$	life (years)

$0.35 to $0.99	550,000	0.72	6.27
$1.00 to $1.99	1,606,387	0.58	13.61
$3.00 to $3.99	1,306,000	3.44	8.17
$4.00 to $4.99	620,000	4.39	7.61
$6.00 to $6.99	1,718,333	6.60	9.21
$7.00 to $7.99	70,000	7.13	9.69
	5,870,720	3.55	8.74

At November 30, 2004, 66,667 stock options are outstanding and not exercisable with a weighted average exercise price of $6.59 and a weighted average remaining contractual life of 9.67 years.

NOVAGOLD RESOURCES INC. 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2004, 2003 and 2002

10.     LOSS PER SHARE

Basic loss per share is calculated on the loss available to common shareholders using the weighted average number of common shares outstanding during the period. Diluted loss per share is calculated using the treasury stock method.

	2004	2003	2002
	$	$	$

Basic
Loss available to common shareholders	(8,376,000)	(6,953,000)	(3,457,000)
Weighted average number of shares	59,160,082	48,683,103	35,929,200
Basic loss per share	(0.14)	(0.14)	(0.10)

For the years ended November 30, 2004, 2003 and 2002, diluted loss per share is the same as basic loss per share as the exercise of dilutive convertible securities would be anti-dilutive.

11.     COMMITMENTS AND CONTINGENCIES

a)	Lease commitments

The Company is party to certain operating leases. These operating leases include the Company's leased head office location and certain office equipment. The future minimum lease payments as at November 30, 2004 are approximately as follows:

in thousands of Canadian dollars
$

2005	117
2006	287
2007	289
2008	285
2009	285
Thereafter	2,013

b)	Legal actions

i)
During 1992, the Limited Partners of the Murray Brook Processing Limited Partnership commenced a legal action against the Company and Murray Brook Resources Inc. seeking $882,000 plus interest and general damages. The Company filed a counterclaim for damages. The trial was concluded in April 2003 and the parties are awaiting the decision of the judge. The Company is of the opinion that this claim is without merit. The outcome of this claim is not determinable at this time and no provision has been recorded in the accounts of the Company.

ii)
The Company's subsidiary Alaska Gold has been named in an action, initiated by K&K Recycling, relating to an alleged wrongful assignment of a contract to purchase and move a dredge, which was owned by Alaska Gold.

NOVAGOLD RESOURCES INC. 2004

11.     COMMITMENTS AND CONTINGENCIES (CONT.)

K&K Recycling was awarded approximately US$68,000 for damages against Alaska Gold, and approximately US$117,000 against a co-defendant for which Alaska Gold may be liable. Alaska Gold appealed against this initial judgement to the Alaska Supreme Court and posted a bond of US$105,000. The courts have awarded the US$105,000 to K&K Recycling and have released the bond. The court also remanded for further litigation regarding the right to possess certain equipment and for asserted loss of profits and the co-defendant has cross-claimed against Alaska Gold.

During 2004 a payment of US$50,000 has been made as final settlement to the action.

c)

Royalty agreements

The Company has royalty agreements on certain mineral properties entitling the vendors of the property to net smelter return royalties or net profits royalties, ranging from 3% to 7%, commencing if the properties enter commercial production.

12.     RELATED PARTY TRANSACTIONS

a)	Mineral property agreement

Effective July 31, 2004, the Company signed an option agreement with an officer of the Company for the Illinois Creek property located in Alaska,USA. The Company has the option to acquire 100% of the property by making payments totalling US$250,000 by April 30, 2009, expending US$1,500,000 on exploration on the property and making a further payment of US$1,000,000 within 30 days of completion of the payments and expenditures, subject to certain extensions. The officer retains a 2% net smelter royalty on the property a portion of which may be purchased by the Company on fixed terms. During the year, the Company paid the officer US$20,000 under the agreement.

b)	Amounts receivable from related party and officer loan receivable

A loan receivable of $279,000 (US$182,000) was granted to a director and officer in 1999. The loan is unsecured, non interest bearing and forgivable at a rate of $13,000 (US$8,000) per year. Since the loan is forgivable, in 1999 the Company set up a deferred compensation provision for the same amount as the loan. Annual forgiveness is charged against this compensation accrual.

c)	Other amounts receivable from directors

On May 29, 2002, the Company settled loans receivable from then two directors totalling $270,000. The loans were settled through an agreement to offset the balance of the loans receivable with amounts due to these directors under severance agreements related to their past employment with the Company.

d)	Loan to Etruscan

On May 29, 2002, the Company settled amounts due from Etruscan, a company related by virtue of common directors. The amount due from Etruscan of $200,000 was settled through the offset of $100,000 due to Etruscan by the Company and the assignment of 25,000 shares of the Company, with a deemed value of $4.00 per share, held by Etruscan to a director of the Company to settle a share loan.

e)	Amounts paid to director

In 2003, SpectrumGold engaged an environmental assessment company a principal of which was a director of the Company. In 2003, SpectrumGold incurred $15,000 of costs by this company.

f)	Potential sale of 650399 BC Ltd

The Company is in the process of selling 650399 BC Ltd (BC Ltd), which holds the Company's Yukon and British Columbia assets other than the Galore Creek and adjacent properties. The purchaser is a newly formed company whose president is a director of NovaGold. The proceeds from the sale of BC Ltd are anticipated to be shares in the new company at a fair value of $2.75 million, plus a cash payment equivalent to the cash existing in BC Ltd at the time of the sale. The sale proceeds are equivalent to the consolidated book value of the assets in BC Ltd and thus no gain or loss on the sale is anticipated. The Company intends to option back certain exploration rights to the Brewery Creek property from the purchaser.

NOVAGOLD RESOURCES INC. 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2004, 2003 and 2002

13.     INCOME TAXES

Income tax expense differs from the amount that would result from applying the Canadian federal and provincial income tax rates to earnings before income taxes. These differences result from the following items:

		in thousands of Canadian dollars
	2004	2003	2002
	$	$	$
Combined federal and provincial statutory income tax rate	35.62%	37.80%	39.62%
Income taxes at statutory rates	(2,901)	(2,628)	(1,370)
Difference in foreign tax rates	21	(39)	(5)
Valuation allowance	996	2,464	1,223
Non-deductible expenditures	2,157	203	152
Utilization of unrecorded benefits on prior years' losses	(273)	-	-
Income tax expense	-	-	-

Future income taxes arise from temporary differences in the recognition of income and expenses for financial reporting and tax purposes. The significant components of future income tax assets and liabilities at November 30 are as follows:

	in thousands of Canadian dollars
	2004	2003
	$	$

Future income tax assets:
Non-capital losses	33,244	40,702
Mineral property interest	5,314	5,134
Property, plant and equipment	117	323
Other deductible temporary differences	1,338	461
Total future income tax assets	40,013	46,620

Valuation allowance	(36,189)	(42,805)
Future income tax assets	3,824	3,815
Future income tax liabilities:
Mineral property(1)	30,262	-
Other taxable temporary differences	3,824	3,815
Future income tax liabilities	34,086	3,815
Net future tax liabilities	30,262	-

(1) The mineral property future income tax liability relates to the acquisition of the minority interest in SpectrumGold Inc.

NOVAGOLD RESOURCES INC. 2004

13.     INCOME TAXES (CONT.)

The Company has loss carry-forwards of approximately C$22,202,000 and US$52,294,000 that may be available for tax purposes. The losses are in the following countries and expire as follows:

	Non-capital losses	Operating losses
	Canada	United States
	C$	US$

2005	236,000	1,596,000
2006	2,225,000	1,685,000
2007	11,079,000	1,483,000
2008	854,000	1,532,000
2009	3,308,000	7,283,000
2010	1,680,000	7,398,000
Thereafter	2,820,000	31,317,000
	22,202,000	52,294,000

Future utilization of these United States loss carryforwards is subject to certain limitations under provision of the Internal Revenue Code including limitations subject to Section 382, which relates to a 50 percent change in control over a three-year period, and are further dependent upon the Company attaining profitable operations. An ownership change occurred on April 27, 1999 regarding the losses incurred by Alaska Gold Company. Therefore, approximately US$44,000,000 of the losses above are subject to limitation under Section 382. Accordingly, the Company's ability to utilize these losses may be limited to approximately US$260,000 per year. Furthermore, the Company potentially incurred an ownership change under Section 382 at sometime after April 1999. If so, a significant portion of the US$52,294,000 above will be subject to a similar annual limitation previously discussed.

Due to the above net operating limitations and the uncertainty of future taxable income, a full valuation allowance has been set up against the United States future tax assets. For the year ended November 30, 2004, no provision for United States income taxes has been reflected on the statement of operations due to the full valuation allowance.

In addition, the Company has incurred resource expenditures of approximately $36,983,000 (2003 - $18,885,000) which may be carried forward indefinitely and used to reduce taxable income in future years. The Company has available temporary differences for tax purposes. After applying these temporary differences to offset the taxable temporary differences, the net amount that would give rise to a future income tax asset has not been recognized as realization is not considered more likely than not.

NOVAGOLD RESOURCES INC. 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2004, 2003 and 2002

14.     SEGMENTED INFORMATION

The Company's operating segments include the exploitation of the Company's land and gravel resources and the exploration and development of mineral resource properties. Segmented information for these operating segments have been prepared consistently with the Company's accounting policies described in note 2.

									in thousands of Canadian dollars
				2004				2003				2002
		Land and				Land and				Land and
	Mineral	gravel			Mineral	gravel			Mineral	gravel
	properties	operations	Other	Total	properties	operations	Other	Total	properties	operations	Other	Total
	$	$	$	$	$	$	$	$	$	$	$	$
Revenue	-	2,420	42	2,462	-	1,051	195	1,246	-	1,633	-	1,633
Expenses	141	282	-	423	1,706	333	-	2,039	952	238	-	1,190
Segment (loss)
earnings	(141)	2,138	42	2,039	(1,706)	718	195	(793)	(952)	1,395	-	443
Unallocated
expenses				(11,704)				(6,506)				(4,587)
Interest income				1,289				346				687
Loss for the year				(8,376)				(6,953)				(3,457)
Segment assets	147,126	1,757	-	148,883	36,330	1,749	-	38,079	27,403	1,692	-	29,095
Unallocated corporate
assets				61,616				61,879				23,628
Total assets				210,499				99,958				52,723
Capital expenditures	26,788	74	-	26,862	9,966	131	-	10,097	14,638	6	34	14,678

NOVAGOLD RESOURCES INC. 2004

14.     SEGMENTED INFORMATION (CONT.)

The Company’s geographic segments are located as follows:

				in thousands of Canadian dollars

		2004		2003		2002

		Land, gravel,		Land, gravel,		Land, gravel,
		equipment		equipment		equipment
		and		and		and
		mineral		mineral		mineral
	Revenue	properties	Revenue	properties	Revenue	properties
	$	$	$	$	$	$

United States	2,462	41,220	1,246	32,777	1,633	26,786
Canada	-	78,598	-	5,896	491	2,506
	2,462	119,818	1,246	38,673	2,124	29,292

15.    SUPPLEMENTAL CASH FLOW INFORMATION

	in thousands of Canadian dollars
	2004	2003	2002
	$	$	$
Receipt of shares of TNR as part of the option
on the Rock Creek and Shotgun mineral properties	222	28	162
Acquisition of SpectrumGold through issuance
of shares and the assumption of stock options and share warrants (note 3)	64,111	-	-
Interest received	1,289	346	196

NOVAGOLD RESOURCES INC. 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2004, 2003 and 2002

16.    SIGNIFICANT DIFFERENCES FROM UNTED STATES ACCOUNTING PRINCIPLES

Canadian generally accepted accounting principles (Canadian GAAP) vary in certain significant respects from the principles and practices generally accepted in the United States (U.S. GAAP). The effect of the principal measurement differences on the Company's consolidated financial statements is quantified below and described in the accompanying notes:

in thousands of Canadian dollars
Year ended November 30,
	2004	2003	2002
	$	$	$

Loss for the year reported under Canadian GAAP	(8,376)	(6,953)	(3,457)
Add (deduct)
Exploration costs (a)	(25,838)	(8,927)	(13,051)
Gains on shares issued by subsidiary (d)	-	(117)	-
Accretion on convertible debenture and royalty (b)	-	-	62
Gain on settlement of convertible royalty Canadian GAAP (b)	-	-	(105)

Loss for the year under U.S. GAAP
before extraordinary items	(34,214)	(15,997)	(16,551)
Gain on settlement of convertible royalty -U.S. GAAP (b)	-	-	212

Loss for the year after extraordinary items
but before comprehensive income adjustment	(34,214)	(15,997)	(16,339)
Unrealized gain (loss) on available for sale securities (c)	353	215	97

Comprehensive (loss) income under U.S. GAAP	(33,861)	(15,782)	(16,242)

Net loss per common share -
U.S. GAAP before and after extraordinary items
Basic and diluted	(0.57)	(0.33)	(0.45)

Accumulated other comprehensive income
Opening balance	340	125	28
Unrealized gain (loss) on available for sale securities (c)	353	215	97

Closing balance	693	340	125

NOVAGOLD RESOURCES INC. 2004

16.    SIGNIFICANT DIFFERENCES FROM UNTED STATES ACCOUNTING PRINCIPLES (CONT.)

in thousands of Canadian dollars
Year ended November 30,
	2004	2003	2002
	$	$	$

Shareholders’ equity reported under Canadian GAAP	171,510	84,062	44,921
Cumulative adjustments to shareholders’equity
Add (deduct)
Exploration costs (a)	(62,168)	(36,330)	(27,403)
Flow-through shares (g)	(2,496)	-	-
Unrealized gain on available for sale securities (c)	693	340	125

Shareholders’ equity (deficiency) under U.S. GAAP	107,539	48,072	17,643

Total assets reported under Canadian GAAP	210,499	99,958	52,723
Add (deduct)
Exploration costs (a)	(62,168)	(36,330)	(27,403)
Unrealized gain on available for sale securities (c)	693	340	125

Total assets under U.S. GAAP	149,024	63,968	25,445

Total liabilities reported under Canadian GAAP	38,989	15,896	7,802
Add (deduct)
Future income taxes	2,496	-	-

Total liabilities under U.S. GAAP	41,485	15,896	7,802

Year ended November 30,
	2004	2003	2002
	$	$	$
Cash flows from operating activities under Canadian GAAP	(3,208)	(5,002)	(1,437)
Exploration costs (a)	(25,838)	(8,927)	(13,964)
Gains on shares issued by subsidiary (d)	-	(117)	-

Cash flows from operating activities under U.S. GAAP	(29,046)	(14,046)	(15,401)

Cash flows from investing activities under Canadian GAAP	(26,378)	(825)	(14,193)
Exploration costs (a)	25,838	8,927	13,964
Gains on shares issued by subsidiary (d)	-	117	-

Cash flows from investing activities under U.S. GAAP	(540)	8,219	(229)

NOVAGOLD RESOURCES INC. 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2004, 2003 and 2002

16.    SIGNIFICANT DIFFERENCES FROM UNTED STATES ACCOUNTING PRINCIPLES (CONT.)

a)	Exploration costs

Resource property costs and related exploration expenditures are accounted for in accordance with Canadian GAAP. For U.S. GAAP purposes, the Company expenses, as incurred, the exploration costs relating to unproven mineral properties. When proven and probable reserves are determined for a property and a feasibility study prepared, then subsequent exploration and development costs of the property would be capitalized.

b)	Convertible debenture and royalty

Canadian GAAP requires that a portion of the convertible debenture and royalty be classified as equity. The difference between the carrying amount of the debenture and royalty and their face value is accreted over the life of the debt and charged to earnings (loss) for the year. U.S. GAAP would classify the royalty and debenture as a liability at their face value.

A portion of the convertible royalty was settled during 2002, resulting in a gain of $105,000 under Canadian GAAP. Under U.S. GAAP, the gain on settlement would have been $212,000 and would be classified as an extraordinary item.

c)	Available for sale securities

Under U.S. GAAP, securities that are available for sale are recorded at fair value and unrealized gains or losses are part of comprehensive income. Under Canadian GAAP, there is no adjustment made for unrealized gains.

d)	Gain on shares issued by subsidiary

Under U.S. GAAP, changes in the parent company's proportionate share of subsidiary equity resulting from the additional equity raised by a subsidiary in the development stage are accounted for as an equity transaction on consolidation. Under Canadian GAAP, these gains have been credited against the mineral property.

e)	Comprehensive income

In addition to net income, comprehensive income includes all changes in equity during a period such as the cumulative unrecognized changes in fair value of securities that are available for sale.

f)	Stock compensation

As described in note 9 to the consolidated financial statements, the Company has granted stock options to directors, officers, employees and service providers. For U.S. GAAP purposes, SFAS No. 123, 'Accounting for Stock-Based Compensation, (SFAS 123) requires that an enterprise recognize or, at its option, disclose the pro forma impact of the fair value of stock options and other forms of stock-based compensation in the determination of income. Effective December 1, 2003 the Company has prospectively adopted the recommendations of CICA 3870 and SFAS 123 which requires the Company to recognize the fair value of the stock-based compensation.

In the prior years, the Company had elected under SFAS 123 to continue to measure compensation cost by the intrinsic value method set out in APB Opinion No. 25 (APB 25). As options are granted at exercise prices based on the market value of the Company's shares at the date of grant, no adjustment for compensation expense is required. Under SFAS 123, where a company chooses to continue to apply APB 25 in its basic financial statements, supplemental pro forma information as if the fair value method was applied must be disclosed. This pro forma information is set out below. The pro forma stock compensation expense has been determined by reference to a Black Scholes option pricing model that takes into account the stock price as of the grant date, the exercise price, the expected life of the option, the estimated volatility of the underlying stock, expected dividends and the risk free interest rate over the term of the option. Compensation expense is amortized over the vesting period of the options.

The calculations applied have assumed that the weighted average expected life of the options is five years, no dividends will be paid, expected volatility is 75% for the years ended November 30, 2003 and 2002 and risk free interest rates range from 3.62% to 4.200% for 2003 and 4.06% to 5.00% for 2002.

NOVAGOLD RESOURCES INC. 2004

16.    SIGNIFICANT DIFFERENCES FROM UNTED STATES ACCOUNTING PRINCIPLES (CONT.)

Pro forma information with respect to the impact of the fair value of stock options at the date of grant on reported income for the years presented is as follows:

in thousands of Canadian dollars
Year ended November 30,
	2004	2003	2002
	$	$	$

Loss for the period in accordance with U.S. GAAP	(34,214)	(15,997)	(16,339)
Compensatory fair value of options granted	-	(3,705)	(2,706)

Pro forma loss in accordance with U.S. GAAP	(34,214)	(19,702)	(19,045)

Pro forma loss per share in accordance with U.S. GAAP
Basic and diluted	(0.58)	(0.40)	(0.53)

g)	Flow-through shares

As described in note 9 to the consolidated financial statements, the Company issued by way of private placement 1,980,200 flow-through common shares at $10.10 per share. The Company received a net premium to market on this issuance of $2,496,000 which was recorded in share capital as part of the transaction. For U.S. GAAP purposes, SFAS 109, “Accounting for Income Taxes” (SFAS 109), the proceeds should be allocated between the offering of the shares and the sale of tax benefits when the shares are offered. The allocation is made based on the difference between the quoted price of the shares and the amount the investor pays for the flow-through shares. A future income tax liability is recognized for the premium paid by the investors.

h)	New accounting standards

The FASB has issued Interpretation No. 46 (revised December 2003), “Consolidation of Variable Interest Entities - an Interpretation of ARB No. 51 (FIN 46). The primary purpose of FIN 46 is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights. Such entities are known as Variable Interest Entities. FIN 46 is effective for the Company's 2004 year-end. A similar guideline has been introduced in Canada, Accounting Guideline 15 “Consolidation of Variable Interest Entities”. This guideline applies to annual and interim periods beginning on or after November 1, 2004. The adoption of the guideline has not been material to the Company.

On October 13, 2004, the FASB concluded that Statement 123R, “Share-Based Payment, an Amendment of FASB Statements No. 123 and 95” (SFAS 123R), which would require all companies to measure compensation cost for all share-based payments, including employee stock options, at fair value, would be effective for public companies for interim or annual periods beginning after June 15, 2005. This Statement would eliminate the ability to account for stock-based compensation transactions using APB 25 and generally would require instead that such transactions be accounted for using a fair-value based method, with a binomial or lattice model preferred to the Black-Scholes valuation model. The FASB planned to issue a final Statement on or around December 15, 2004 and has not as of the release of these financial statements. The Company is currently evaluating the impact of SFAS 123R.

The Financial Accounting Standards Board (FASB) Emerging Issues Task Force (EITF) has issued statements EITF 04-2: Whether Mineral Rights Are Tangible or Intangible Assets (EITF 04-2) and EITF 04-3: Mining Assets: Impairment and Business Combinations (EITF 04-3). The task force for EITF 04-2 reached a consensus that mineral rights are tangible assets and accordingly mineral rights should be accounted for as a tangible asset. The task force for EITF 04-3 reached a consensus that value attributable to proven and probable reserves should be included in the value allocated to mining assets in a purchase price allocation.

NOVAGOLD RESOURCES INC. 2004

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
For the years ended November 30, 2004, 2003 and 2002

17.     SUBSEQUENT EVENTS

Flow-Through Shares

On October 28, 2004 the Company issued 1,980,200 flow-through shares (FTS) for gross proceeds of $20,000,020. Under the FTS agreements the Company agreed to renounce $20,000,020 of qualifying expenditures to the investors effective December 31, 2004, although under Canadian tax law the expenditures may actually be incurred up to December 31, 2005.

During 2004, new guidelines related to FTS accounting were issued by the Emerging Issues Committee (EIC) of the CICA under EIC 146. Under EIC 146 the Company is required to record a provision at the time of the actual renunciation, by a reduction in the amount included in share capital relating to the FTS, for the future income taxes related to the deductions forgone by the Company. The Company has estimated that the future income taxes recorded at the time of renunciation would be approximately $7 million. Consequently, subsequent to the year ended November 30, 2004, the Company will recognize a reduction in share capital and increase in deferred income taxes of $7 million. In subsequent periods, should the Company incur losses that would give rise to a related future income tax asset the Company will recognize that asset and related income at that time. Significant differences exist between Canadian GAAP and U.S. GAAP accounting at the time of renunciation.

NOVAGOLD RESOURCES INC. 2004